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July 28, 2020

VIA EDGAR
Securities and Exchange Commission

Re: Jamestown Invest 1, LLC
Offering Statement on Form 1-A
Post-Qualification Offering Circular Amendment No. 1
Filed June 12, 2020
File No. 024-11102
Dear Ms. Howell:
On behalf of our client, Jamestown Invest 1, LLC (the “Company”), we hereby submit this letter and the following information in response to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 1, 2020 (the “Staff Letter”) with respect to Post-Qualification Offering Circular Amendment No. 1 of the Company’s Offering Statement on Form 1-A (File No. 024-11102) filed with the Commission on June 12, 2020 (the “Offering Statement”), relating to the Company’s offering of up to $47,698,780 in common shares (the “Offering”). The Company is concurrently filing an amended Post-Qualification Offering Circular Amendment No. 1 to the Offering Statement (the “Amended Filing”), which includes changes in response to the Staff’s comments, as well as other revisions.
We have copied the Staff’s comments from the Staff Letter in italics with our response immediately following the Staff’s comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.
Post-Qualification Amendment No. 1 filed June 12, 2020
Our operating agreement will provide that courts located in the State of Delaware will be the exclusive forum..., page 23
1.We note your choice of forum provision disclosed in this risk factor and that it applies to claims arising from the federal securities laws. Please clearly disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
In response to the Staff’s comments, the Company revised the risk factor in the Amended Filing to clearly disclose whether the choice of forum provision in the Company’s operating agreement applies to actions arising under the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended. As for the other comments from the Staff, the Company contends that the Delaware Supreme Court’s recent pronouncement on choice of forum provisions removes the uncertainty that the Staff suggests. See Salzberg v. Sciabacucchi, No. 346, 2019, 2020 WL 1280785 (Del. Mar. 18, 2020). Therefore, the Company does not intend to provide the qualification to the Company’s legal position as suggested by the Staff’s comments.

Jamestown Invest 1, LLC
July 28, 2020

Prior Performance Summary, page 69

2.We note your prior performance summary and tables are as of December 31, 2018. Please update your prior performance for the year ended December 31, 2019.
In response to the Staff’s comments, the Company updated the prior performance summary and tables for the year ended December 31, 2019 in the Amended Filing.
***
The Company acknowledges that:
•should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
If we can be of any assistance in explaining these responses or the changes in the Revised Draft, please contact me at (404) 572-2765 or by email (csjohnson@kslaw.com).
Very truly yours,
/s/ C. Spencer Johnson, III __________
C. Spencer Johnson, III
cc: Jonathan Burr
(Securities and Exchange Commission)

Matt Bronfman
Gretchen Nagy
John Wilson
(Jamestown Invest 1, LLC)